Marc A. Recht

+1 617 937 2316

mrecht@cooley.com

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Avedro, Inc. in connection with Registration

Statement on Form S-1 (File No. 333-229306)

January 28, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Ms. Irene Paik
Mr. Joseph McCann
Ms. Christine Torney
Ms. Angela Connell

RE:	Avedro, Inc.
Registration Statement on Form S-1
File No. 333-229306

Ladies and Gentlemen:

On behalf of Avedro, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated December 13, 2018 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 originally confidentially submitted with the Commission on November 15, 2018 and subsequently filed by the Company with the Commission on January 18, 2019 (File No. 333-229306) (the “Registration Statement”), we submit this supplemental letter to further address comment 10 of the Comment Letter.

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (617) 937-2316 rather than rely on the U.S. mail for such notice.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP    500 Boylston Street    Boston, MA    02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

January 28, 2019

Page Two

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of $[***] per share to $[***] per share (the “Preliminary Price Range”) for its IPO, which takes into account a proposed 1-for-[***] reverse stock split of the Company’s capital stock (“Reverse Stock Split”) that will be effected prior to the effectiveness of the Registration Statement. This range implies a pre-money equity valuation for the Company of $[***] million to $[***] million. Unless otherwise indicated, all of the share numbers and per share exercise prices and fair values per share in this letter have been updated to reflect the proposed Reverse Stock Split.

The anticipated price range for this offering is based on a number of factors, including prevailing market conditions, estimates of the Company’s business potential and preliminary discussions with Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC (collectively, the “Representatives”), the representatives of the underwriters for the proposed IPO, regarding potential valuations of the Company, including discussions that took place during a meeting between the Representatives and management of the Company on January 25, 2019. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within this estimated price range. In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Summary of Recent Equity Awards

The Company is providing the following supplemental information to the Staff to facilitate its review process. The following table summarizes all equity awards granted by the Company to its employees, consultants and members of the Company’s Board of Directors (the “Board”) since January 1, 2018, after giving effect to the Reverse Stock Split:

Grant Date	Number of Shares Underlying Equity Grant (#)	Third-Party Valuation Date	Exercise Price per Share ($)	Estimated Fair Value Per Share of Common Stock ($)
January 31, 2018	[***] (1)	December 15, 2017	[***]	[***]
January 31, 2018	[***]	December 15, 2017	[***]	[***]
June 21, 2018	[***]	April 26, 2018	[***]	[***]
July 18, 2018	[***]	April 26, 2018	[***]	[***]
August 16, 2018	[***]	April 26, 2018	[***]	[***]
September 13, 2018	[***]	April 26, 2018	[***]	[***]
January 9, 2019	[***]	December 31, 2018	[***]	[***]

(1) Represents restricted stock units.

Historical Determinations of Fair Value of Common Stock

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Board, as of the date of each option grant, with input from management, considering the Company’s most recent arm’s-length sales of its preferred stock and third-

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP    500 Boylston Street    Boston, MA    02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

January 28, 2019

Page Three

party valuation of its common stock as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the fair value of the common stock as of each grant date, including:

•	the prices at which the Company sold preferred stock and the superior rights and preferences of the preferred stock relative to the common stock at the time of each grant;

•	the progress of the Company’s research and development programs, including the status and results of clinical trials;

•	the Company’s commercialization of its KXL system and results of its sales and marketing efforts of single-use riboflavin drug formulations and KXL and Mosaic systems;

•	the Company’s stage of development and its business strategy;

•	external market conditions affecting the healthcare industry in general, and the pharmaceutical and medical device industries in particular, and trends within such industries;

•	the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•	the lack of an active public market for the Company’s common stock and preferred stock;

•	the likelihood of achieving a liquidity event, such as an IPO, in light of prevailing market conditions;

•	the Company’s IPO timeline and readiness process and related activities; and

•	the analysis of IPOs and the market performance of similar companies in the healthcare and medical device industries.

The third-party valuations of the Company’s common stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, income and market approaches, and various methodologies for allocating the value of an enterprise to its capital structure and, specifically, its common stock.

In the course of granting stock options and preparing for its IPO, the Company obtained third-party valuations of its common stock as of December 15, 2017, April 26, 2018 and December 31, 2018. The third-party valuations resulted in the following valuations of the Company’s common stock, after giving effect to the proposed Reverse Stock Split:

•	$[***] per share as of December 15, 2017;

•	$[***] per share as of April 26, 2018; and

•	$[***] per share as of December 31, 2018.

As of each award date set forth in the table above under “Summary of Recent Equity Awards,” the Board evaluated any recent events and their potential impact on the estimated fair value per share of the Company’s common stock. For grants of stock awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the estimated fair value of the Company’s common stock on the date of grant taking into consideration the immediately preceding independent third-party valuation report as well as other pertinent information available to it at the time of the grant.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP    500 Boylston Street    Boston, MA    02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

January 28, 2019

Page Four

In each IPO scenario, the Company assumed that all outstanding shares of the Company’s convertible preferred stock would be converted into shares of the Company’s common stock. In the sale of the Company scenario, the Company allocated the value per share by taking into account the liquidation preferences and participation rights of its convertible preferred stock, consistent with the method outlined in the Practice Guide.

December 15, 2017 Valuation. The valuation as of December 15, 2017 was determined on an enterprise equity value using a combination of income and market valuation approaches.

The income valuation approach was derived from a discounted cash flow method (“DCF Method”) based on financial projections provided by management. The valuation considered projected free cash flow available to the Company and discounted each future year’s cash flows to present value using a weighted average cost of capital (“WACC”) of 20% and summing up the discrete periods’ cash flows to arrive at a present value of the cash flows for the provided projections. The valuation used a discount rate of 20%. The DCF Method determined an enterprise equity value indication of approximately $[***] million.

The valuation also considered market valuation approaches, including the publicly-traded guideline company method and the comparable transaction method.

The publicly-traded guideline company method compared the Company’s implied enterprise value (“EV”) multiple against that of ten publicly traded companies selected based on various factors used to determine similarity. After analyzing each guideline company for relative similarity, the valuation applied the EV / revenue market multiples from the lower end of the guideline companies to the Company’s fiscal year end (“FYE”) 2017 and FYE 2018 forecasted revenues to estimate the implied EV of the Company. The publicly-traded guideline company method determined an approximate equity value of $[***] million.

The comparable transaction method selected thirty-three market transactions based on various factors used to determine similarity. After analyzing each comparable transaction for relative similarity, the valuation applied the EV / revenue market multiples from the middle range of the comparable transactions to the Company’s FYE 2017 and FYE 2018 forecasted revenues to estimate the implied EV of the Company. The comparable transaction method determined an approximate equity value of $[***] million.

The results of the income approach, publicly-traded guideline company method and comparable transaction methods were weighted 90%, 5% and 5%, respectively, resulting in a final enterprise equity value of $[***] million.

The option pricing method (“OPM”) was then used to estimate the fair value of the common stock. The OPM treats a company’s security classes as call options on total equity value, with exercise prices based on the relative seniority of payments among such security classes. The value of junior equity interests under the OPM is based on the value of optionality over-and-above the value of securities that are senior to them in the capital structure. The OPM indicated the value of the Company’s common stock to be $[***] per share as of December 15, 2017.

April 26, 2018 Valuation. The valuation as of April 26, 2018 was determined on an enterprise equity value using the income valuation approach.

The income valuation approach was derived from the DCF Method based on financial projections provided by management. The valuation considered projected free cash flow available to the Company and discounted each future year’s cash flows to present value using a WACC of 17% and summing up the discrete periods’ cash flows to arrive at a present value of the cash flows for the provided projections. The

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP    500 Boylston Street    Boston, MA    02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

January 28, 2019

Page Five

valuation used a discount rate of 17%. The DCF Method determined an enterprise equity value indication of approximately $[***] million. The April 26, 2018 valuation reflected the closing of two tranches of the Company’s Series CC convertible preferred stock financing, which occurred on April 25, 2018 and April 26, 2018 and was reconciled back to the observed price in the Company’s Series CC convertible preferred stock financing. The Series CC convertible preferred stock financing was an arm’s-length transaction that was negotiated with third parties, including a new investor and multiple existing investors of the Company.

The OPM was then used to estimate the fair value of the common stock. The OPM indicated the value of the Company’s common stock as of April 26, 2018 to be $[***] per share.

December 31, 2018 Valuation. The valuation as of December 31, 2018 was determined on an enterprise equity value using the probability-weighted expected return method (“PWERM”) in combination with the OPM as a hybrid method (“Hybrid Method”).

The Hybrid Method was not introduced until the December 31, 2018 valuation, as the IPO was not considered to be a probable outcome prior to the IPO organizational meeting held on October 1, 2018. The Hybrid Method is appropriate for a company expecting a near term liquidity event, but where, due to market or other factors, the likelihood of completing the liquidity event is uncertain. The Hybrid Method considers a company’s going concern nature, stage of development and the company’s ability to forecast near and long-term future liquidity scenarios. The PWERM is a scenario-based analysis that estimates the value per share of common stock based on the probability-weighted present value of expected future equity values for the common stock, under various possible future liquidity event scenarios, in light of the rights and preferences of each class and series of stock, discounted for a lack of marketability.

Using the Hybrid Method, the value of the Company’s common stock was estimated to be $[***] per share as of December 31, 2018. The primary reason for the increase in the concluded fair market value per share of $[***] in the December 31, 2018 valuation, as compared to the estimated fair market value per share of $[***] in the April 26, 2018 valuation, was attributable in part to the Centers for Medicare and Medicaid Services issuing a permanent decision to establish a product-specific Healthcare Common Procedure Coding System J code for the Company’s Photrexa drug formulations in November 2018, which became effective on January 1, 2019, (2) the positive trend in the Company’s increasing revenues, including sales of the KXL system and its associated Photrexa formulations and (3) the Company’s progress towards a potential IPO, as reflected by an increased weighting on and reduced time to an IPO scenario. The PWERM was weighted assuming three scenarios: (1) a successful IPO by February 19, 2019 and an implied equity value of $[***] million with a [***]% probability; (2) a successful IPO by April 30, 2019 and an implied equity value of $[***] million with a [***]% probability; and (3) a merger and acquisition exit of the Company by November 1, 2019 and an implied equity value of $[***] million with a [***]% probability. Scenario 1 and Scenario 2 collectively assume a [***]% probability of occurrence of an IPO prior to April 2019. The OPM was weighted assuming a fourth scenario – the Company staying private – with an enterprise equity value indication of approximately $[***] million and a [***]% probability of occurrence. A discount rate of 18.8%, based on the cost of equity, was used to calculate the present value of the future values per share derived in Scenarios 1 through 3. Scenario 4, the OPM, derived a per share value that was as of the valuation date, therefore, no additional discounting was needed. A discount for lack of marketability of 5%, 8%, 12% and 15% was applied to Scenarios 1 through 4, respectively.

Grant Date Fair Value Determinations

January 31, 2018 Option Grants. On January 31, 2018, the Company granted options to certain employees and consultants to purchase an aggregate of [***] shares of common stock and granted restricted stock unit awards to certain employees to purchase an aggregate of [***] shares of common stock.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP    500 Boylston Street    Boston, MA    02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

January 28, 2019

Page Six

In establishing the exercise price for the January 2018 option grants, the Board considered input from management, the objective and subjective criteria discussed above and the results of the most recent third-party valuation as of December 15, 2017 using the assumptions provided above. Based on this analysis, the Board determined that the fair value of the Company’s common stock was $[***] per share as of January 31, 2018.

June 21, July 18, August 16 and September 13, 2018 Option Grants. On June 21, 2018, the Company granted options to certain employees to purchase an aggregate of [***] shares of common stock. On July 18, 2018, the Company granted options to certain employees, directors and consultants to purchase an aggregate of [***] shares of common stock. On August 16, 2018, the Company granted options to certain employees and consultants to purchase an aggregate of [***] shares of common stock. On September 13, 2018, the Company granted options to certain employees to purchase an aggregate of [***] shares of common stock.

For the period from the April 26, 2018 valuation to September 13, 2018, the Board determined there were no internal or external developments since the April 26, 2018 valuation that warranted a change in the estimated fair value of the Company’s common stock based, in part, upon a lack of significant new milestones since the April 26, 2018 valuation date. Management’s forecasted operating results remained substantially unchanged from the April 26, 2018 valuation date through September 13, 2018. On each of June 21, July 18, August 16 and September 13, 2018, there was still uncertainty as to whether the Company would complete an IPO in 2019 or beyond, due in part to the Company’s state of readiness to start an IPO process and related activities and to the volatility of the capital markets. Given the fact that no additional capital raising transactions had occurred and the lack of uncertainty of any future financing event, in the judgment of the Board, there were no internal or external developments that would indicate that the fair value of the common stock had changed from April 26, 2018 for the grants made on June 21, July 18, August 16 and September 13, 2018. While the Company had engaged in some preliminary preparatory work for a possible IPO as of September 13, 2018, there were also ongoing considerations of other financing events including private equity or debt financing, and there remained consideration and discussion regarding the form and timing of any contemplated financing event, including an IPO. The primary reasons underlying this uncertainty as of September 13, 2018 were the Company’s continued refinement of its financing alternatives as well as capital market conditions given that public equity markets, particularly in the healthcare industry in general, and the pharmaceutical and medical device industries in particular, had experienced significant downward pressure and volatility in the preceding weeks, which had caused management of the Company and the Board to further develop and refine its strategies related to the possibility of remaining a privately-held company for an indefinite period of time. As a result, the Board determined that the fair market value of the Company’s common stock was $[***] per share as of June 21, July 18, August 16 and September 13, 2018.

In addition to the valuation factors described above relative to the April 26, 2018 valuation, the Company supplementally advises the Staff that it believes the increase in the fair value from January 31, 2018 was primarily attributable to:

•

the Company reaching an agreement with the U.S. Food and Drug Administration (“FDA”) regarding a Special Protocol Assessment on the design of a pivotal Phase 3 clinical trial for a new indication for the Company’s latest-generation KXL system and its associated investigational drug formulations and its Boost Goggles in a shorter and non-invasive procedure for the treatment of progressive keratoconus that leaves the corneal epithelium in place (referred to as “Epi-On”) (March 2018);

•	the Company securing $25 million in a private financing (April 2018); and

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP    500 Boylston Street    Boston, MA    02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

January 28, 2019

Page Seven

•	enrollment of the first patient in the Company’s U.S. pivotal Phase 3 clinical trial for an Epi-On procedure to treat patients with progressive keratoconus (April 2018).

January 9, 2019 Option Grants. On January 9, 2019, the Company granted options to purchase an aggregate of [***] shares of common stock to directors, certain employees and a consultant. In establishing the exercise price for the January 2019 option grants, the Board considered input from management, the objective and subjective criteria discussed above and the results of the most recent third-party valuation as of December 31, 2018. Based on this analysis, the Board determined that the fair market value of the Company’s common stock was $[***] per share as of January 9, 2019.

In addition to the valuation factors described above relative to the December 31, 2018 valuation, the Company supplementally advises the Staff that it believes the increase in the fair value from September 13, 2018 to January 9, 2019 was primarily attributable to:

•

the Centers for Medicare and Medicaid Services issuing a permanent product-specific Healthcare Common Procedure Coding System J code for the Company’s Photrexa drug formulations (November 2018), which became effective on January 1, 2019;

•	significant increase in private payor coverage covering the Company’s FDA-approved corneal cross-linking procedure in the United States and the number of covered lives in the fourth quarter of 2018;

•

increasing patient enrollment in the Company’s U.S. pivotal Phase 3 clinical trial for an Epi-On procedure to treat patients with progressive keratoconus (35% enrollment completed as of November 5, 2018 and 54% enrollment completed as of December 31, 2018);

•	the positive trend in the Company’s increasing revenues, including sales of the KXL system and its associated Photrexa formulations;

•	the Company made continued progress in its planned IPO, including the initial confidential submission of the Registration Statement on November 15, 2018; and

•	the Company held “testing-the-waters” meetings with potential investors, at which the Company received positive feedback from potential investors (December 2018).

Explanation of Difference Between Fair Value of Common Stock as of January 9, 2019 and the Midpoint of the Anticipated Preliminary Price Range

The Company respectfully submits to the Staff that the increase in value between the January 9, 2019 option grants and the Preliminary Price Range is reasonable. Specifically, the Company received an independent third-party valuation of its common stock as of December 31, 2018 that indicated that the fair value of the common stock on that date was $[***] per share. As noted above, in this valuation, a Hybrid Method was used to develop a probability-weighted estimate of the value (which reflects a [***]% discount from the middle of the Preliminary Price Range) of the Company’s common stock based on an assessment of four future scenarios: (1) a successful IPO by February 19, 2019 with a [***]% probability; (2) a successful IPO by April 30, 2019 with a [***]% probability; (3) a merger and acquisition exit of the Company by November 1, 2019 with a [***]% probability; and (4) remaining a privately-held company with a [***]% probability. Further, lack of marketability discounts were applied to the Company’s common stock.

The Company supplementally advises the Staff that the Company believes that the difference between the most recent fair market value of its common stock for stock option grant purposes, as determined by the Board in January 2019, and the Preliminary Price Range is in part attributable to the fact that the

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP    500 Boylston Street    Boston, MA    02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

January 28, 2019

Page Eight

valuations for stock option grants took into account a discount for lack of marketability that the Company believes will continue to apply until the Company completes its IPO. In addition, the discount applicable to the January 9, 2019 stock option grants, as compared to the Preliminary Price Range, is supported by (1) the inherent uncertainty of completing a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario; (2) the possibility that the actual IPO price could be substantially lower than the Preliminary Price Range recommended by the Company’s underwriters; (3) the 180-day lock-up agreement to which the shares underlying the stock options will be subject following the IPO; (4) the Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock into common stock upon the closing of the IPO, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock; (5) updated market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace; and (6) completion of the IPO would strengthen the Company’s balance sheet, provide the Company access to public equity and enhanced operational flexibility, thereby increasing the value of the Company’s common stock compared to that of a private company.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the fair market value of its common stock as determined by the Board as of December 31, 2018 is consistent with the Company’s and the Representatives’ preliminary estimates of the Preliminary Price Range, and that the prior valuations were consistent with the increasing value of the Company’s common stock in connection with its progression towards an IPO.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Summary of Recent Equity Awards,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants during the past 12 months were reasonable and appropriate for the reasons described herein and in the Registration Statement.

We hereby further request, pursuant to Rule 418(b) under the Securities Act of 1933, as amended, the return of the unredacted version of this letter. The Company believes that return of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, care of the undersigned, a responsible representative of the Company, at 500 Boylston Street, Boston, MA 02116.

****

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP    500 Boylston Street    Boston, MA    02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

January 28, 2019

Page Nine

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (617) 937-2316, Nicole Brookshire at (617) 937-2357 or Courtney Thorne at (617) 937-2318.

Very truly yours,

/s/ Marc A. Recht
Marc A. Recht

cc:	Thomas E. Griffin, Avedro, Inc.

Paul S. Bavier, Avedro, Inc.

Nicole C. Brookshire, Cooley LLP

Courtney T. Thorne, Cooley LLP

Shayne Kennedy, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Cooley LLP    500 Boylston Street    Boston, MA    02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com